

Mail Stop 3720

May 15, 2008

VIA U.S. MAIL AND FAX (951) 694-3411

Mr. Shad L. Burke
Chief Financial Officer
Outdoor Channel Holdings Inc.
43445 Business Park Drive
Suite 103
Temecula, CA 92590

> **Re: Outdoor Channel Holdings Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **File No. 1-17287**

Dear Mr. Burke:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended March 31, 2008

Note 4 – Investments in Available-For-Sale Securities, page 11

1. We note that you continue to present a significant amount of your auction-rate securities in current assets. Considering that the funds are currently in an illiquid state and that you could be required to hold them until they are redeemed by the issuer, tell us what the

maturity and redemption terms are and why you believe it is appropriate to present them as current assets. Further, please revise your disclosure to provide the maturity dates, auction reset provisions and interest rate provisions of all of your securities.

2. Provide us with more specific details of your valuation process for your auction-rate securities that were determined using Level 2 inputs. Specifically refer to paragraphs 28 and 29 and the related appendices of SFAS 157 in your response.

3. We note your statement that your auction-rate security investments continue to pay interest according to their stated terms. Tell us if there are any credit concerns regarding any of your auction-rate securities. Also, please confirm that all of your auction-rate security investments at March 31, 2008 continue to pay the stated interest.

4. We note that you utilized an evaluation model and analytical tools to determine the fair value of certain auction-rate securities (determined under Level 3 of the fair value hierarchy). Please provide us with a more detailed description of such model and tools. Provide us with a detailed description of the inputs and information used to develop those inputs. Tell us how your approach complies with paragraph 30 and the related appendices of SFAS 157. Further, please address the following:

    *   Regarding your ability to hold the auction-rate securities, your ability to hold them for an extended period of time should not impact the fair value determination. However, your disclosure appears to imply that this was one of the assumptions used to determine the valuation.
    *   Since the securities are considered illiquid, tell us the amount of the liquidity discount assigned to such securities, if any, and your basis for that discount. If no liquidity discount was assigned, tell us why.
    *   Describe your assumptions about risk.

5. We note that you have investments in auction-rate securities totaling $16.1 million as of May 8, 2008. Please tell us what accounts for the decline in your auction-rate securities since March 31, 2008. For example, have you had subsequent sales of auction-rate securities or have you recognized losses on declines in value? Further, for any sales of auction-rate securities, tell us whether you recognized losses or gains on those sales subsequent to March 31, 2008.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director